Filed pursuant to Rule 424(b)(3)
File No. 333-256463

PROSPECTUS SUPPLEMENT
(To Prospectus dated July 3, 2023)

ConvexityShares Daily 1.5x SPIKES Futures ETF (SPKY)

ConvexityShares 1x SPIKES Futures ETF (SPKX)

This supplement is to the prospectus (the “Prospectus”) of ConvexityShares Trust (the “Trust”) dated July 3, 2023, which relates to shares (the “Shares”) issued by the ConvexityShares Daily 1.5x SPIKES Futures ETF and the ConvexityShares 1x SPIKES Futures ETF (collectively, the “Funds”), each a series of the Trust. The Shares have previously been registered under the Securities Act of 1933, as amended, on a registration statement bearing File No. 333-256463. Capitalized terms used but not defined herein shall have the meanings assigned to them by the Prospectus. This Prospectus supplement should be read in its entirety and kept together with your Prospectus for future reference.

*      *      *      *      *

On July 28, 2023, the United States Court of Appeals for the District of Columbia vacated the SEC’s MGEX Order, which allows SPIKES futures contracts to trade as a futures contract on MGEX pursuant to a conditional exemption for the SPIKES futures contracts from the definition of “security future” in the Exchange Act. The court denied MGEX’s petition for a rehearing and the MGEX Order will be vacated effective December 31, 2023. MGEX is seeking a revised exemptive order from the SEC that addresses the court’s concerns regarding the need for additional explanation and detail, but there is no guarantee that the SEC will provide an order. Absent such an order, the SPIKES futures contracts beginning with those expiring in January 2024 will not be available for purchase by the Funds. Due to the Funds’ schedule for rolling SPIKES futures contracts, without substantial certainty by November 1, 2023, that the SEC will issue a new exemptive order, the Funds will have to begin the liquidation process.

Accordingly, the section of the Prospectus titled “Risk Factors Involved with an Investment in the Funds – A Note on SPIKES Futures Contracts” is deleted and replaced with the following:

A Note on SPIKES Futures Contracts

SPIKES futures contracts were initially launched for trading by MGEX, via the CME GLOBEX® platform, on November 18, 2019. Trading was subsequently halted on November 29, 2019 while certain regulatory matters were resolved with the SEC. On November 24, 2020, the SEC issued an order (the MGEX Order”) to MGEX providing a conditional exemption for the SPIKES futures contracts from the definition of “security future” in the Securities Exchange Act of 1934, as amended (the “Exchange Act”), except with respect to certain enumerated applications of the term. The MGEX Order allows SPIKES futures contracts to trade as a futures contract on MGEX, a designated contract market and derivatives clearing organization that is subject to the jurisdiction of the CFTC, and the SPIKES futures contracts were re-launched on December 14, 2020 for trading by MGEX.

On January 22, 2021, the Cboe Futures Exchange, LLC petitioned the United States Court of Appeals for the District of Columbia Circuit (the “D.C. Circuit Court”) to hold that the MGEX Order was unlawful because it was “arbitrary, capricious, an abuse of discretion, and otherwise not in accordance with law.” MGEX has intervened in this case as an interested party.

On July 28, 2023, the D.C. Circuit Court vacated the MGEX Order. MGEX’s petition for a rehearing was denied and the MGEX Order will be vacated effective December 31, 2023. The Sponsor understands that MGEX is seeking a revised exemptive order from the SEC that addresses the court’s concerns regarding the need for additional explanation and detail, but there is no guarantee that the SEC will provide an order.

If the SEC does not issue a new exemptive order, the SPIKES futures contracts could be deemed to be “securities” under the Investment Company Act of 1940, as amended (the “1940 Act”), and, thus, the Funds could fall within the definition of an “investment company” under the 1940 Act. Without a new exemptive order from the SEC, the SPIKES futures contracts beginning with those expiring in January 2024 will not be available for purchase by the Funds.

Neither Fund is designed to operate as an “investment company” subject to the 1940 Act. Accordingly, investors do not have the protections afforded by that statute. See “The Funds are not registered investment companies so shareholders do not have the protections of the 1940 Act” on page 25. If the Funds would be required to register as “investment companies” under the 1940 Act, the Funds would liquidate as soon as reasonably practicable. Due to the Funds’ schedule for rolling SPIKES futures contracts, without substantial certainty by November 1, 2023, that the SEC will issue a new exemptive order, the Funds will have to begin the liquidation process. The provisions of the securities laws, including the Exchange Act and the 1940 Act, could affect the liquidity of the SPIKES futures contracts, impair the Funds’ agreements and contractual arrangements and otherwise materially adversely affect the Funds’ business, financial condition and results of operations, in which case the liquidation value of the Shares would be uncertain.

The date of this prospectus supplement is October 13, 2023